December 23, 2024

Dara Albright
President and Chief Executive Officer
Worthy Property Bonds 2, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

       Re: Worthy Property Bonds 2, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 5
           Filed December 10, 2024
           File No. 024-12206
Dear Dara Albright:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Offering Statement on Form 1-A
Worthy Property Bond 2 Referral Program, page 55

1. Please reconcile the terms of the program as set forth in your offering statement with the disclosure on your website which provides in the Worthy Referral Program Fine
       Print that Both Referrer and Referee must own at least one purchased bond to receive a free bond.
Worthy Property Bonds 2 Rewards Program, page 57

2. We note your revisions in response to prior comment 5 and your disclosure that the
       investor offers... are listed in detail on a link on the Company   s
website. Please further
       revise to include all details of investor offers in your offering statement, including the terms of your agreements with marketing partners and a clear description of the consideration to be provided by investors. Please reconcile your disclosure in the offering statement that such prospective new investors do not have to purchase a
       Worthy Property 2 Bond to receive a Reward Bond with the information on your
 December 23, 2024
Page 2

       website which continues to state that when a new user referred by an existing user (or marketing partner link) opens a Worthy account for the first time and completes their first bond purchase a free, $10 bond will be awarded to the new customer's account.
       Also, if it is your intent in this offering, please explain how offering securities with future marketing partners or at future tradeshows, industry and promotional events, educational workshops, and webinars is consistent with Rule 251(d)(3)(1)(f) which requires that the offering of securities will be commenced within two calendar days after the qualification date.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Frank Borger Gilligan, Esq.